SEC

20010549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8-51285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lake Forest Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana Torres 305-374-3080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison Brown Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1450 BrickelL Avenue (Address) Miami (City) Florida (State) 33131 (Zip Code)

SEC Mail Processing

FEB 28 2020

Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ED

OATH OR AFFIRMATION

I, Gustavo Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lake Forest Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANA M TORRES
State of Florida-Notary Public
Commission # GG 191868
My Commission Expires
March 12, 2022

2/24/20

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lake Forest Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)
Index
December 31, 2019

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Lake Forest Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lake Forest Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lake Forest Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lake Forest Securities, LLC's management. Our responsibility is to express an opinion on Lake Forest Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lake Forest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the Lake Forest Securities, LLC has not generated significant revenues to maintain its operations and thus is dependent upon AdCap Holdings, LLC to make capital contributions from time to time to provide support for its operations. Lake Forest Securities, LLC's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for Lake Forest Securities, LLC to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

We have served as Lake Forest Securities, LLC's auditor since 2014.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 24, 2020

Lake Forest Securities, LLC
(A Wholly-Owned Subsidiary of AdCap Holdings, LLC)
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	67,452
Deposits with clearing organizations		305,000
Receivables from clearing organizations		170,396
Prepaid expenses		10,225
Furniture and equipment, net		992
Due from affiliates		8,126
Other assets		2,370
TOTAL ASSETS	$	**564,561**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	86,198
Commissions payable		28,021
Due to affiliates		8,297
Subordinated loan interest payable		49,323
Liabilities subordinated to claims of general creditors		300,000
TOTAL LIABILITIES		471,839
COMMITMENTS AND CONTINGENCIES (NOTES 3 and 10)		
MEMBER'S EQUITY		92,722
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**564,561**

The accompanying notes are an integral part of these financial statements

Confidential

1. NATURE OF BUSINESS

Lake Forest Securities, LLC (A Wholly-Owned Subsidiary of AdCap Holdings, LLC) (the "Company"), formerly known as AdCap Securities, LLC, is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by AdCap Holdings, LLC, (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers and does not maintain customer accounts.

The Company has not generated significant revenues to maintain its operations, and thus has been dependent on the Parent to make capital contributions from time to time to support its operations and to maintain compliance with SEC Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has clearing agreements with both RBC Capital Markets and Pershing, LLC. to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 3 to 5 years. As of December 31, 2019, furniture and equipment amounted to $21,726 and the related accumulated depreciation was $20,734. Repairs and maintenance are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates (CONTINUED)

December 31, 2019 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Income Taxes

Effective July 24, 2014, the Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that tax benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expenses, respectively.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2020, which is the date the financial statements were issued.

Revenue Recognition

Commission income

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Riskless principal income

The Company buys and sells securities and over-the-counter in their capacity as a dealer and as part of positioning strategies that attempt to generate profits by anticipating future market movements. Profit or loss for these Company's transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. Revenues recognized under principal transactions consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Mutual fund and other income
Mutual fund and other income includes mutual fund fee revenue which is a residual commission and is recorded over time as earned. Trailing commission revenue is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets.

Subclearing income
Subclearing income is disclosed in Note 7 and is not within the scope of ASC 606.

Interest income
Interest income is earned from the Company's cash equivalents and securities owned, less interest expense on related transactions. Interest income is not within the scope of ASC 606.

3. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Leases

Effective July 2017, the Company entered into a lease agreement for office space in Glencoe, Illinois through July 2019. The lease was not renewed in 2019. For the year ended December 31, 2019, occupancy expenses amounted to $13,020 reflected within the applicable expense category in the accompanying Statement of Operations.

4. RECEIVABLES FROM CLEARING ORGANZIATIONS

Receivable from broker includes cash balances held at the clearing brokers as well as receivables due from the clearing brokers on trades pending settlement. At December 31, 2019, the amount due from clearing brokers totaled $170,396.

5. DEPOSITS WITH CLEARING ORGANZIATIONS

The Company's clearing brokers' are RBC Capital Markets and Pershing, LLC. The agreements between the Company and clearing brokers require that the Company maintain a collateral deposit of $305,000. The collateral deposit as of December 31, 2019 is $305,000.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the company had net capital of $420,332, which was $320,332 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1 as of December 31, 2019.

7. RELATED PARTY TRANSACTIONS

On July 13, 2016, the Company entered into an expense sharing agreement, subsequently amended January 1, 2017 and September 1, 2019 with the Parent. For the year ended December 31, 2019, the agreement resulted in reimbursement of expenses to the Parent.

On March 3, 2017 the Company entered into an expense sharing agreement, subsequently amended July 3, 2017 and April 2, 2018 with one of its affiliates, AdCap Asset Management, LLC (RIA). For the year ended December 31, 2019, the agreement resulted in reimbursement expenses from RIA.

On March 28, 2016, the Company entered into a sub-clearing agreement with one of its affiliates, AdCap Uruguay, in which the Company introduces their customers to the clearing broker. The sub-clearing agreement was subsequently amended September 1, 2017. As of December 31, 2019, the Company owes AdCap Uruguay $431 for such services and this amount was included in the accompanying statement of financial condition.

On July 27, 2017, the Company entered into a sub-clearing agreement with one of its affiliates, AdCap Colombia S.A. Comisionista de Bolsa ("AdCap Colombia"), in which the Company introduces their customers to the clearing broker. Adittionally, on December 21, 2014, the Company and AdCap Colombia entered into a financial service referral agreement. For the year ended December 31, 2019, the Company owes $3,193 to AdCap Colombia and this amount was included in the accompanying statement of financial condition.

On July 28, 2017, the Company entered into a sub-clearing agreement with one of its affiliates, AdCap Securities Peru S.A.B. For the year ended December 31, 2019, the Company has $4,106 of amounts due for such services and this amount was included in the accompanying statement of financial condition.

On June 1, 2017, the Company entered into a financial service referral agreement with one of its affiliates, AdCap Securities BVI. For the year ended December 31, 2019, the Company has $4,673

7. RELATED PARTY TRANSACTIONS (CONTINUED)

due to AdCap Securities BVI for the referral of customers and this amount was included within due to affiliates in the accompanying statement of financial condition.

On September 9, 2019, The Company entered into a sub-clearing agreement with one of its affiliates, Cohen International Advisors ("Cohen"). For the year ended December 31, 2019, the Company has $4,020 of amounts due for such services and this amount was included in the accompanying statement of financial condition.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 20, 2015, the Company converted a loan payable to the Parent in the amount of $300,000 into a subordinated loan agreement with the Parent. On November 13, 2017, the Company amended the agreement by extending the maturity date one year and will renew every year thereafter unless written notification is provided by either party. As of December 31, 2019, the balance of the subordinated loan was $349,323 which includes accrued interest of $49,323. The subordinated loan and interest are used in computing net capital. The subordinated loan with the Parent has a 1-year term and bears interest at 4%.

9. INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2019. The actual income tax expense for 2019 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% to net loss) due to the valuation allowance.

The Company has approximately $2,052,000 of Federal and State net operating loss carry forwards expiring in varying amounts between 2034 and 2037. Their utilization is limited to future taxable earnings of the Company. The Company also has $958,000 of Federal and State net operating loss carry forwards which have no expiration. Their utilization is limited to 80% of the Company's future taxable earnings.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company income tax expense.

The U.S. Federal jurisdiction, Florida, is the major tax jurisdiction where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2016.

For the year ended December 31, 2019, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions.

These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.